Exhibit 16.1

Schwartz Levitsky Feldman llp
C H A R T E R E D A C C O U N T A N T S
L I C E N S E D P U B L I C A C C O U N T A N T S
T O R O N T O · M O N T R E A L

August 12, 2014

Securities and Exchange Commission	Kallo Inc.
100 F Street, NE	675 Cochrane Drive, Suite 630
Washington, DC 20549	Markham, Ontario
U.S.A.	L3R 0B8
Canada

Dear Sir/Madams:

Re: Kallo Inc.

We are the former independent auditors for Kallo Inc. (the "Company"). We have read the Company's disclosure in the section "Changes in Registrant's Certifying Accountant" as included in Section 4.01 of the Company's 8 K/A-2 dated August 8, 2014.

Insofar as it pertains to our firm, we have to advise as follows:

1.	During the conduct of our audit of the Company's financial statements for the year ended December 31, 2013, we expressed concerns to the Company related to certain acts and transactions that may have violated the U.S. Foreign Corrupt Practices Act ("FCPA").

2.	As a necessary component of alleviating our concerns and completing the Company's audit and issuing an opinion on the Company's financial statements for the year ended December 31, 2013 and for the subsequent period through March 31, 2014, we requested that the Company provide us with an unqualified opinion by independent legal counsel, which confirmed that the acts and transactions in question did not violate the FCPA.

3.	In response to our request, the Company provided a two page legal opinion that concluded that the acts and transactions in question did not violate the FCPA. This initial response was insufficient to alleviate our concerns, in part because the issuing attorney was not sufficiently independent.

4.	Thereafter, the Company provided us with a letter from a New York-based law firm. Although this letter was issued by an apparently independent attorney, the letter did not contain an unqualified legal opinion that the acts and transactions in question did not violate the FCPA. Upon receipt of this letter, we once again requested an unqualified opinion by independent legal counsel that confirmed that the acts and transactions in question did not violate the FCPA.

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel : 416 785 5353
Fax: 416 785 5663

5.	After following up numerous times as to the status of this opinion, the Company indicated that the New York-based firm was conducting an investigation of the facts and circumstances that would allow it to issue the requested opinion. To date of our termination, the Company had not provided us with this unqualified opinion by an independent legal counsel stating that the acts and transactions in question did not violate the FCPA, despite their numerous assurances that they would do so.

We had not received such an opinion and as a result, we were unable to alleviate our concerns of a potential violation of the FCPA and the potential liability in respect thereof.

In view of our inability to satisfy ourselves, as to this issue we were not, on the date of our termination, in a position to release our audit report on the Company's financial statements for the year ended December 31, 2013.

We hereby consent to the filing of this letter as an exhibit to the report on Form 8-K in respect of this matter.

Yours very truly,

SCHWARTZ LEVITSKY FELDMAN LLP
Chartered Accountants
Licensed Public Accountants

SCHWARTZ LEVITSKY FELDMAN LLP